CORPORATE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(26 April 2023)
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update – April 2023

Trading Update - April 2023

Key Highlights

●   Positive start to the year; Q1 sales and EBITDA ahead
●   Integrated solutions strategy continuing to deliver
●   $0.2bn acquisitions YTD; strong pipeline of opportunities
●   $3bn share buyback underway; total buybacks in H1 to be c.$1bn
●   Continued progress against industry-leading sustainability agenda
●   Strong shareholder support for transition to US primary listing; EGM to be held on 8 June
●   Expect H1 Group sales, EBITDA & margin to be ahead of prior year

Albert Manifold, Chief Executive, said today:

"We had a positive start to the year in a seasonally quiet trading period. While some adverse weather conditions were experienced in Q1, sales and EBITDA were ahead, underpinned by the continued execution of our integrated solutions strategy and further commercial progress across our markets. Looking ahead, despite some ongoing macroeconomic uncertainties and an inflationary cost environment, we expect first-half sales, EBITDA and margin to be ahead of the prior year period."

Announced Wednesday, 26 April 2023

Trading Overview

In what is a seasonally quiet period for our business, the Group delivered a positive start to the year with first quarter sales and EBITDA ahead of the same period last year, driven by the successful execution of our integrated solutions strategy, resilient underlying demand, good commercial progress and the strong contribution from 2022 acquisitions.

Americas Materials Solutions

Americas Materials Solutions sales were 10% ahead of the same period in 2022, driven by robust pricing which more than offset the impact of unfavourable weather on activity levels in certain markets during this seasonally less significant quarter.

Key Solutions Lines in Brief

●
Essential Materials: Q1 sales were 15% ahead driven by good activity levels in the Northeast and Great Lakes which, together with double-digit price growth in aggregates and cement, more than offset lower activity levels due to inclement weather in the West and South.

●
Road Solutions: Strong price progression and good underlying demand in the Northeast and Great Lakes resulted in sales 7% ahead of Q1 2022, more than offsetting the negative impact of adverse weather in the West and South. Backlogs and bidding activity are strong, underpinned by significant increases in US infrastructure funding at both federal and state level.

Americas Building Solutions

First quarter sales were 22% ahead of the same period in 2022, reflecting good pricing progress, resilient underlying demand, the positive contribution from prior year acquisitions and the continued delivery of our integrated solutions strategy.

Key Solutions Lines in Brief

●
Outdoor Living Solutions: A good start to the year with resilient demand, pricing progress and the contribution from Barrette Outdoor Living resulted in sales 30% ahead of the first quarter of 2022.

●
Building & Infrastructure Solutions: Q1 sales were 9% ahead of a strong prior year comparative as good commercial management and contributions from 2022 acquisitions offset a slower start to the construction season due to adverse weather in certain regions.

Europe Materials Solutions

Like-for-like sales were 6% ahead of the same period in 2022 due to strong pricing momentum across all products and regions. Activity levels were impacted by less favourable weather conditions compared to the same period in 2022. Unfavourable currency translation effects resulted in total sales 1% behind 2022.

Key Solutions Lines in Brief

●
Essential Materials: Strong pricing actions across all markets resulted in sales 5% ahead of the first quarter of 2022. Activity levels were impacted by colder winter conditions across Europe, lower demand in Ukraine and the Philippines and subdued residential activity across a number of key markets.

●
Road Solutions: Like-for-like sales for the first quarter were in line with 2022 as pricing progress in the UK, Ireland and Poland offset lower activity levels due to adverse weather conditions.

Europe Building Solutions

First quarter sales were 1% behind the same period in 2022, reflecting a slower start to the year due to unfavourable weather and a strong prior year comparative.

Key Solutions Lines in Brief

●
Outdoor Living Solutions: Sales were 6% behind 2022 as prolonged winter weather impacted demand in key markets, partly offset by higher pricing.

●    Building & Infrastructure Solutions: Good underlying demand across our markets resulted in first quarter sales in line with a strong prior year comparative.

Share Buyback Programme

During the first quarter, the Group continued its share buyback programme returning a further $0.3 billion of cash to shareholders. As announced on 2 March 2023, the Group intends to substantially increase its share buyback programme through the repurchase of up to $3 billion of shares over the next 12 months. Consistent with the Group's disciplined approach to capital allocation, the increase in our share buyback programme demonstrates our confidence in the outlook for our business and our continued strong cash generation, while retaining the financial flexibility to invest in further growth and value creation opportunities for our shareholders. An initial tranche of the increased share buyback programme, for a maximum consideration of $750 million, commenced on 31 March and will be completed no later than 29 June 2023.

Development Activity

The Group has spent $0.2 billion on four acquisitions in the year to date, the largest of which was the acquisition of Ulricehamns Betong AB in Sweden by Europe Building Solutions, expanding our precast concrete solutions offering in an attractive market.

Sustainability

We remain committed to continuously improving our sustainability performance by providing integrated sustainable solutions for our customers, advancing circularity and innovating to create a more sustainable built environment. We recently announced that the Science Based Targets initiative (SBTi) validated our decarbonisation targets in line with its 1.5°C science-based framework, which equate to a 30% reduction in absolute carbon emissions by 2030 (from a 2021 base year). This is aligned with our ambition to be a net-zero business by 2050.

Listing Considerations

On 2 March 2023, CRH announced that following a review of its listing structure, the Board had come to the conclusion that it is in the best interests of our business and our shareholders to pursue a US primary listing, together with US equity index inclusion as soon as possible.

North America currently represents approximately 75% of Group EBITDA and is expected to be a key driver of future growth for CRH. We believe a US primary listing will bring increased commercial, operational and acquisition opportunities for our business, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our shareholders.

Since the initial announcement, we have engaged extensively with our shareholders to explain the rationale for our recommendation. After careful consideration of the feedback received and based on the strong support indicated by our shareholders, we will now seek formal approval for the listing change from shareholders at an Extraordinary General Meeting to be held on 8 June 2023. A notice convening the meeting, together with an explanation of the resolutions to be considered, will be included in a Shareholder Circular which will be distributed to shareholders in advance of the meeting.

Trading Outlook

Looking ahead to our first-half trading performance, in our Americas segments we expect robust infrastructure demand, good activity in key non-residential segments, continued pricing progress and positive contributions from acquisitions. We anticipate a more challenging backdrop in Europe driven by continued inflationary pressures and some slowdown in the new-build residential sector. Overall, assuming normal seasonal weather patterns and absent any major dislocations in the macroeconomic environment, we expect Group sales, EBITDA and margin for the first half of the year to be ahead of 2022 (H1 2022 EBITDA: $2.2 billion), reflecting the continuing strength and resilience of our integrated solutions strategy.

CRH will report its interim results for the six months ending 30 June on Thursday, 24 August 2023.

Appendix 1

Q1 sales change versus 2022	Americas Materials Solutions	Americas Building Solutions	Europe Materials Solutions	Europe Building Solutions	Group
Reported Sales	+10%	+22%	-1%	-1%	+7%
Like-for-like Sales 1	+8%	+2%	+6%	-2%	+5%

CRH plc will host an analysts' conference call at 08:00 BST on Wednesday, 26 April 2023 to discuss the Trading Update. Registration for this call can be made here. A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold             Chief Executive

Jim Mintern                   Chief Financial Officer

Frank Heisterkamp        Director of Capital Markets & ESG

Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 locations in 29 countries, CRH has market leadership positions in both North America and in Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com

1 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments.

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain plans and objectives of CRH, including but not limited to the statements under: "Key Highlights", regarding trading expectations for the first half of the year and transition to US primary listing; the Chief Executive's quote, regarding expected first-half sales, EBITDA and margin; "Share Buyback Programme", regarding the timing and amount of share buybacks; "Sustainability", regarding the Group's decarbonisation targets and sustainability performance goals; "Listing Considerations," regarding the execution and anticipated benefits of a transition to a US primary listing and US equity index inclusion; and "Trading Outlook", regarding trading expectations, including expectations for weather conditions, the macroeconomic environment, sales volumes, EBITDA and margin, pricing, infrastructure demand and market trends.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "is likely to", "estimates", "believes", "intends", "plans", "objective", or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions, including market turbulence, recessionary pressures, increased interest rates, inflation, price volatility and/or labour and materials shortages, in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations, including in relation to climate change and sustainability; the impact of unfavorable weather, including due to climate change; our ability to successfully develop and integrate sustainable solutions into our business and investor and/or consumer sentiment regarding the importance of sustainable practices and products; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including acts of terrorism or war, such as the ongoing geopolitical conflict in Ukraine; failure to complete or successfully integrate acquisitions; indirect and direct effects of the COVID-19 pandemic, and cyber-attacks, sabotage or other incidents and their direct or indirect effects on our business. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties (Risk Factors)" of the Company's 2022 Annual Report and Form 20-F.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 April 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary